UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

National Energy Services Reunited Corp.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares, no par value

(Title of Class of Securities)

G6375R 115

(CUSIP Number of Class of Securities)

Jennifer Howard

General Counsel

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

(832) 925-3777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

William B. Nelson

Allen Overy Shearman Sterling US LLP

800 Capitol Street, Suite 2200

Houston, TX 77002

(713) 354-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by National Energy Services Reunited Corp., a British Virgin Islands business company (the “Company,” “NESR,” “us” or “we”). This Schedule TO relates to an offer by the Company to the holders of its outstanding warrants (the “Warrants”), each to purchase the Company’s ordinary shares, no par value (the “Ordinary Shares”), to receive 0.10 Ordinary Share in exchange for each of our outstanding Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 30, 2025 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of May 11, 2017 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the number of the then outstanding Warrants.

The information in the Prospectus/Offer to Exchange, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is National Energy Services Reunited Corp. Our principal executive offices are located at 777 Post Oak Boulevard, Suite 730, Houston, Texas 77056 and our telephone number is +1 (832) 925 3777. Our registered agent in the British Virgin Islands is Intertrust Corporate Services (BVI) Limited, which is located at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands.

(b) Securities. The subject securities are the Warrants. Each Warrant entitles the holder to purchase one-half of one Ordinary Share at a price of $11.50 per whole share, subject to adjustment. As of May 30, 2025, 35,540,380 Warrants were outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of May 30, 2025 are listed in the table below.

Name	Position
Executive Officers
Sherif Foda	Chief Executive Officer and Chairman of the Board
Stefan Angeli	Chief Financial Officer
Jennifer Howard	General Counsel
Naif Al-Hadrami	Executive Director, Saudi Arabia
Chokri Ben Amor	Executive Director & Vice President, Quality, Health, Safety and Environment
Non-Executive Directors
Anthony (Tony) R. Chase	Director
Antonio Campo Mejia	Director
Yousef Al Nowais	Director
Lisa Pollina	Director
Andrew Waite	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” and “Description of Share Capital and Charter” is incorporated herein by reference. The information set forth in the sections entitled “Item 4. Information on the Company—History and Development of the Company,” “Item 6. Directors, Senior Management and Employees—Compensation,” and “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 28, 2025, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer1; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NASDAQ; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference. The information set forth in the section entitled “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 28, 2025, is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included, or incorporated by reference, in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(i) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Item 7. Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 28, 2025, is incorporated herein by reference.

(ii) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iii) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iv) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(v) None.

(c) None.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)	Press Release, dated May 30, 2025 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on May 30, 2025).
(b)	Not applicable.
(d)(i)	Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 21, 2024).
(d)(ii)	Warrant Agreement, dated as of May 11, 2017, by and between the Company and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed May 17, 2017).
(d)(iii)	Form of Warrant Amendment (incorporated by reference to Annex A of the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(d)(iv)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 30, 2025).
(d)(v)	Tender and Support Agreement, dated May 19, 2025, by and between the Company and the participating Warrant Holders (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(d)(vi)	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
(d)(vii)	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(viii)	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(ix)	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(x)	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(xi)	National Energy Services Reunited Corp. Amended and Restated 2018 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-280902) filed on July 19, 2024).
(g)	Not applicable.
(h)	Tax Opinion of Allen Overy Shearman Sterling US LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 30, 2025).

Item 12(b)

Filing Fees Calculation of Filing Fee Tables

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer

Dated:	May 30, 2025